UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HORNBECK OFFSHORE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-3409686
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 Northpark Boulevard, Suite 300 Covington, Louisiana	70433
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.00001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

333-296508 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

This Amendment No. 2 to Form 8-A is being filed in connection with the transactions (the “Transactions”) contemplated by that certain Agreement and Plan of Merger entered into on April 22, 2026 by Helix Energy Solutions Group, Inc., a Minnesota corporation (“Helix”), with Hornbeck Offshore Services, Inc., a Delaware corporation (“Legacy Hornbeck”), and certain subsidiaries of Helix. In connection with the Transactions, (1) Helix was reincorporated from a Minnesota corporation to a Delaware corporation (the “Reincorporation”), pursuant to a plan of conversion, dated August 31, 2026 (the “Plan of Conversion” and, Helix following such Reincorporation, “Helix Delaware”), (2) Legacy Hornbeck became a wholly owned subsidiary of Helix Delaware and (3) Helix Delaware was renamed “Hornbeck Offshore Services, Inc.” (the “Name Change” and Helix, following the Transactions, the Reincorporation and renaming, the “Registrant”). The Reincorporation was accomplished by filing (a) articles of conversion with the Minnesota Secretary of State and (b) a certificate of conversion and a certificate of incorporation (the “Original Certificate”) with the Delaware Secretary of State. Pursuant to the Plan of Conversion, the Registrant also adopted new bylaws (the “Original Bylaws”). On September 2, 2026, the Registrant filed a Certificate of Amendment to the Original Certificate with the Delaware Secretary of State to effect the Name Change (the Original Certificate, as amended, the “Certificate”) and the board of directors of the Registrant (the “Board”) amended and restated the Original Bylaws to effect the Name Change (the Original Bylaws, as amended and restated, the “Bylaws”).

The Registrant hereby amends and restates in its entirety the Registration Statement on Form 8-A filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on June 30, 2006, as amended by Amendment No. 1 to Form 8-A filed by the Registrant with the SEC on October 25, 2019.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the authorized capital stock of the Registrant is intended as a summary only and is qualified in its entirety by reference to the Certificate and Bylaws, which are as attached as Exhibits 3.1 and 3.3 hereto, respectively, and incorporated by reference herein.

General

The Certificate authorizes the issuance of 410,000,000 shares of capital stock, consisting of (i) up to 400,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

Description of Common Stock

Voting Rights

Each stockholder of the Registrant is entitled to one vote for each share of capital stock entitled to vote on the subject matter under consideration held by such stockholder. The holders of shares of Common Stock do not have cumulative voting rights.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, if any, in the amounts and at the times declared by the Board.

Liquidation Rights

Upon the Registrant’s liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders would be distributable ratably among the holders of Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock and payment of claims of creditors.

Assessment and Redemption

All shares of Common Stock are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Common Stock.

Preemptive Rights

Holders of Common Stock do not have any preemptive right to subscribe to an additional issue of Common Stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens

The Registrant is subject to the Jones Act (as defined in the Certificate), which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, crewed by U.S. citizens or lawful permanent residents, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the Registrant’s outstanding shares of each class or series of the capital stock must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of the Registrant’s outstanding Common Stock is owned by U.S. citizens, the Certificate restricts ownership of the shares of the Registrant’s outstanding Common Stock by non-U.S. citizens in the aggregate to not more than 21%, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of Common Stock to be owned by non-U.S. citizens on and after the date on which the Certificate was filed with the Secretary of State of the State of Delaware (the “Effective Date”). The Certificate further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 21% of the Registrant’s issued and outstanding Common Stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of the Registrant’s issued and outstanding Common Stock. The Certificate further provides the Board with authority to redeem any share of Common Stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 21% of the Registrant’s issued and outstanding Common Stock, with certain limited grandfathered circumstances allowing up to 24% of the outstanding shares of the Registrant’s Common Stock to be owned by non-U.S. citizens on and after the Effective Date. In the event the Board authorizes such a redemption, the Registrant would instruct its transfer agent to issue one of the Registrant’s Jones Act Warrants (as defined in the Certificate), or in certain situations, cash or interest bearing promissory notes, in respect of shares of Common Stock that caused ownership by non-U.S. citizens to exceed the applicable permitted limit, and such holder(s)’ interests in those shares will be terminated. The Certificate further provides that the Registrant may require beneficial owners of Common Stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Common Stock held by such beneficial owner until confirmation of its citizenship status is received.

Listing

The Common Stock is listed on the New York Stock Exchange under the symbol “HOS.”

Transfer Agent and Registrar

Equiniti Trust Company, LLC acts as transfer agent and registrar for the Common Stock.

Description of Preferred Stock

The Board is authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by the Registrant’s stockholders. Subject to the terms of any series of Preferred Stock so designated, the Board is also authorized to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding. The Board will be able to authorize the issuance of Preferred Stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Registrant and could adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock. The Registrant has no current plan to issue any shares of Preferred Stock in the foreseeable future.

Description of Warrants

Jones Act Warrants

The Jones Act Warrants (as defined in the Certificate) have a perpetual term and are exercisable until the date on which no Jones Act Warrants remain outstanding. Each Jones Act Warrant represents the right to purchase one share of Common Stock for an exercise price of $0.00001 per share, subject to the terms and conditions of the Jones Act Warrant Agreement (as defined in the Certificate) pursuant to which such warrants are issued, including the limitations on foreign ownership as set forth in the Certificate that are intended to assist the Registrant in complying with the Jones Act.

Equiniti Trust Company, LLC is the warrant agent for the Jones Act Warrants.

Anti-Takeover and Other Provisions Contained in the Certificate and Bylaws

The Certificate and Bylaws contain a number of provisions that could make the acquisition of the Registrant by means of a tender or exchange offer, a proxy contest or otherwise more difficult.

Classified Board; Removal of Directors

The Registrant’s directors, other than those who may be elected by the holders of any series of Preferred Stock, are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. The term of office of the initial Class II directors shall expire at the first annual meeting of stockholders following the Effective Date, the term of office of the initial Class I directors shall expire at the second annual meeting of stockholders after the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders after the Effective Date.

At each annual meeting of stockholders, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified.

The Certificate provides that, subject to the rights granted pursuant to the Securityholders Agreement (as defined in the Certificate), any or all of the Registrant’s directors may be removed at any time with or without cause, but only by the affirmative vote of stockholders representing at least 68% of the voting power of all then-outstanding shares of the Registrant’s stock entitled to vote thereon, voting as a single class.

Advance Notice of Stockholder Business Proposals and Nominations

The Bylaws provide an advance notice requirement with respect to stockholder proposals of business at annual meetings and stockholder nominations of candidates for election as directors at annual or special meetings of the stockholders.

Amendment of Certain Provisions of the Certificate and Bylaws

The Certificate provides that the Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate. The Registrant’s stockholders may only alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or adopt any provision inconsistent therewith with the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

In addition, the following provisions of the Certificate, including any relevant definitions, may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	Article VI (Management);

•	Article VII (Liability of Directors and Officers);

•	Article IX (Meetings of Stockholders);

•	Article X (Business Combinations);

•	Article XI (Amendment);

•	Article XIII (Submission to Jurisdiction); and

•	Article XIV (Jones Act Compliance).

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on September 1, 2026).

3.2	Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on September 1, 2026).

3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed on September 1, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HORNBECK OFFSHORE SERVICES, INC.

Date: September 1, 2026	By:	/s/ Todd M. Hornbeck
	Name:	Todd M. Hornbeck
	Title:	President and Chief Executive Officer